UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31508

Entergy Mississippi, Inc. (Exact name of registrant as specified in its charter)
308 East Pearl Street Jackson, Mississippi 39201 (601) 368-5000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock, Cumulative, $100 Par Value (Title of each class of securities covered by this Form)
First Mortgage Bonds, 4.90% Series due October 2066 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of Preferred Stock, Cumulative, $100 Par Value: 0
Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Mississippi, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 19, 2018	Entergy Mississippi, Inc. By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer